PROVIDENT™

Provident Financial Holdings, Inc.

March 31, 2008

www.myprovident.com

Provident Financial Holdings, Inc.

Safe-Harbor Statement

This presentation may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among others, expectations of the business environment in which the Company operates, projections of future performance, perceived opportunities in the market, potential future credit experience, and statements regarding the Company's mission and vision. These forward-looking statements are based upon current management expectations, and may, therefore, involve risks and uncertainties. The Company's actual results, performance, or achievements may differ materially from those suggested, expressed, or implied by forward-looking statements due to a wide range of factors including, but not limited to, the general business environment, interest rates, the California real estate market, competitive conditions between banks and non-bank financial services providers, regulatory changes, and other risks detailed in the Company's reports filed with the Securities and Exchange Commission, including the Annual Report on Form 10-K for the fiscal year ended June 30, 2007, as amended. Forward-looking statements are effective only as of the date that they are made and the Company assumes no obligation to update this information.

Organizational Chart



Provident Financial Holdings (Holding Company)
Provident Bank
Mortgage Banking (Provident Bank Mortgage)
Community Banking (Provident Bank)
Provident Financial Corp

PROV Overview

Regional Banking Services Company Based in the Inland Empire Area of Southern California

- Expanding customer base and market
- Strong mortgage operations
- Largest independent community bank headquartered in Riverside County, California
- Fifth largest deposit market share in the Riverside-San Bernardino RMA

Provident Financial Holdings, Inc.

Provident Locations



Pleasanton, Northern California
San Luis Obispo
Kern
San Bernardino
Santa Barbara
Ventura
Los Angeles
Orange
San Diego
Imperial

Provident Bank

Full Service Offices:

- Blythe
- Beaumont (Early 2009)
- Canyon Crest, Riverside
- Corona
- Corporate Office, Riverside
- Downtown, Riverside
- Hemet
- La Sierra, Riverside
- Moreno Valley - Heacock St.
- Moreno Valley - Iris Ave. (Fall 2008)
- Orangecrest, Riverside
- Rancho Mirage
- Redlands
- Sun City
- Temecula

Provident Bank Mortgage

Wholesale Offices:

- Pleasanton
- Rancho Cucamonga

Retail Offices:

- Glendora
- Riverside

PROV Highlights

Financial Position:	As of 03/31/2008	As of 12/31/2006
Total Assets ……………………..	$ 1.67 Billion	$ 1.77 billion
Loans Held for Investment ……	$ 1.41 Billion	$ 1.39 billion
Deposits ………………………..	$ 1.03 Billion	$ 930.1 million
Equity ……………………………	$ 127.2 Million	$ 133.8 million
Tangible Equity …………………	$ 127.2 Million	$ 133.8 million

Financial Results:	Quarter Ended 03/31/2008	Quarter Ended 12/31/2006
Net Income ……………………..	$ 957,000	$ 1.2 million
Return on Average Equity …….	2.99%	3.64%
Return on Average Assets …….	0.23%	0.29%
Net Interest Margin …………….	2.69%	2.50%
Efficiency Ratio ………………..	59.23%	57.48%
Total Loan Originations ……….	$ 154.4 Million	$ 482.7 million
Provident Bank ……………..	$ 36.4 Million	$ 93.6 million
Provident Bank Mortgage ….	$ 118.0 Million	$ 389.1 million

Quarterly Net Income


(In Millions)
$2.5
$2.0
$1.5
$1.0
$0.5
$-
$1.2
$2.4
$1.8
$0.6
$1.0
$1.0
12/06
03/07
06/07
09/07
12/07
03/08
(Quarter Ended)

Provident Financial Holdings, Inc.

Pre-Tax Income - Operating Segments



(In Millions)
$7.0
$6.0
$5.0
$4.0
$3.0
$2.0
$1.0
$0.0
-$1.0
-$2.0
-$3.0
-$4.0
$0.0
$2.5
$5.3
$(0.9)
$6.4
$(2.8)
$4.6
$(3.1)
$5.0
$(2.9)
$4.7
$(2.8)
12/06
03/07
06/07
09/07
12/07
03/08
(Quarter Ended)
Community Banking
Mortgage Banking

Quarterly Net Interest Income



(In Millions)
$12.0
$11.0
$10.0
$9.0
$8.0
$7.0
$6.0
$10.5
$10.7
$9.8
$9.4
$9.6
$10.7
12/06
03/07
06/07
09/07
12/07
03/08
(Quarter Ended)

Non-Interest Income



(In Millions)
$4.5
$4.0
$3.5
$3.0
$2.5
$2.0
$1.5
$1.0
$0.5
$0.0
$1.4
$2.9
$1.4
$2.3
$1.6
$0.6
$1.3
$0.1
$1.0
$0.9
$1.3
$0.3
12/06
03/07
06/07
09/07
12/07
03/08
(Quarter Ended)
Gain on Sale of Loans
Other Fees

Net Interest Margin



3.00%
2.75%
2.50%
2.25%
2.00%
2.50%
2.49%
2.37%
2.40%
2.42%
2.69%
12/06
03/07
06/07
09/07
12/07
03/08
(Quarter Ended)

Provident Financial Holdings, Inc.

Net Interest Margin vs. Fed Funds


5.50%
5.00%
4.50%
4.00%
3.50%
3.00%
2.50%
2.00%

	03/06	06/06	09/06	12/06	03/07	06/07	09/07	12/07	03/08
NIM (%)	3.00%	2.82%	2.67%	2.50%	2.49%	2.37%	2.40%	2.42%	2.69%
Fed Funds (%)	4.75%	5.25%	5.25%	5.25%	5.25%	5.25%	4.75%	4.25%	2.25%

Operating Expenses

Provident Financial Holdings, Inc.



(In Millions)
$9.0
$8.0
$7.0
$6.0
$5.0
$4.0
$3.0
$2.0
$1.0
$0.0
$8.5
$8.8
$8.9
$7.8
$7.3
$7.3
12/06
03/07
06/07
09/07
12/07
03/08
(Quarter Ended)

G&A to Average Assets



2.50%
2.25%
2.00%
1.75%
1.50%
1.25%
1.00%
1.98%
2.00%
2.10%
1.95%
1.81%
1.79%
12/06
03/07
06/07
09/07
12/07
03/08
(Quarter Ended)

Efficiency Ratio



74.09%
72.27%
63.57%
61.11%
59.23%
57.48%
75.00%
70.00%
65.00%
60.00%
55.00%
50.00%
45.00%
40.00%
12/06
03/07
06/07
09/07
12/07
03/08
(Quarter Ended)

Return on Average Assets



0.60%
0.50%
0.40%
0.30%
0.20%
0.10%
0.00%
0.29%
0.54%
0.43%
0.15%
0.26%
0.23%
12/06
03/07
06/07
09/07
12/07
03/08
(Quarter Ended)

Return on Average Equity

Provident Financial Holdings, Inc.



8.00%
7.00%
6.00%
5.00%
4.00%
3.00%
2.00%
1.00%
0.00%
3.64%
7.07%
5.59%
1.91%
3.30%
2.99%
12/06
03/07
06/07
09/07
12/07
03/08
(Quarter Ended)

Diluted Earnings per Share



$0.40
$0.35
$0.30
$0.25
$0.20
$0.15
$0.10
$0.05
$-
$0.18
$0.36
$0.28
$0.10
$0.17
$0.15
12/06
03/07
06/07
09/07
12/07
03/08
(Quarter Ended)

Provident Financial Holdings, Inc.

Book Value per Share



$25.00
$24.00
$23.00
$22.00
$21.00
$20.00
$19.00
$18.00
$17.00
$16.00
$15.00
$19.97
$20.09
$20.20
$20.21
$20.35
$20.49
12/06
03/07
06/07
09/07
12/07
03/08
(Quarter Ended)

PROVIDENT
Provident Financial Holdings, Inc.

Community Banking

PROVIDENT
Bank
TM

More for you everyday.

PROVIDENT
Provident Financial Holdings, Inc.

Total Assets



(In Millions)
$1,772
$1,770
$1,649
$1,606
$1,640
$1,674
$1,800
$1,700
$1,600
$1,500
$1,400
$1,300
$1,200
$1,100
$1,000
12/06
03/07
06/07
09/07
12/07
03/08
(Quarter Ended)

Loan to Investment Mix



(In Millions)
$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
$182
$165
$151
$144
$154
$169
$1,391
$1,391
$1,351
$1,367
$1,395
$1,407
12/06
03/07
06/07
09/07
12/07
03/08
(Quarter Ended)
Loans Held for Investment
Investment Securities

Provident Bank Loan Originations (Primarily “Preferred Loans”)

Provident Financial Holdings, Inc.



(In Millions)
$100
$90
$80
$70
$60
$50
$40
$30
$20
$10
$0
$94
$55
$17
$60
$62
$36
12/06
03/07
06/07
09/07
12/07
03/08
(Quarter Ended)

Loan Portfolio Mix
(Loans Held for Investment)



$1,000
$900
$800
$700
$600
$500
$400
$300
$200
$100
$0
(In Millions)
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
$534
$860
38%
$547
$850
39%
$523
$833
38%
$560
$814
41%
$594
$814
42%
$593
$827
42%
12/06
03/07
06/07
09/07
12/07
03/08
Preferred Loans
Single-family loans
% of Preferred Loans to LHFI

Loan Portfolio Mix
(Loans Held for Investment)

Provident Financial Holdings, Inc.



(In Millions)
$900
$800
$700
$600
$500
$400
$300
$200
$100
$ -
$827
$593
$4
As of 03/31/2008
Single-Family
"Preferred Loans"
Other



(In Millions)
$900
$800
$700
$600
$500
$400
$300
$200
$100
$ -
$860
$534
$10
As of 12/31/2006
Single-Family
"Preferred Loans"
Other

“Preferred Loans” - Multi-Family, Commercial RE, Construction and Commercial Business loans.

Provident Financial Holdings, Inc.

Asset Quality

Non-Performing Assets ("NPA") & NPA to Total Assets



$28,000
$26,000
$24,000
$22,000
$20,000
$18,000
$16,000
$14,000
$12,000
$10,000
$8,000
$6,000
$4,000
$2,000
$0
(InThousands)
2.80%
2.60%
2.40%
2.20%
2.00%
1.80%
1.60%
1.40%
1.20%
1.00%
0.80%
0.60%
0.40%
0.20%
0.00%
(Percentage)

	12/06	03/07	06/07	09/07	12/07	03/08
Non-Performing Assets	$13,740	$14,680	$19,711	$20,591	$24,372	$27,292
NPA to Total Assets	0.78%	0.83%	1.20%	1.28%	1.49%	1.63%

Asset Quality

Provident Financial Holdings, Inc.

Provision for Loan Losses (PLL) &
Allowance for Loan Losses to Loans Held for Investment (ALL to LHI)



$4,000
$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
-$500
-$1,000
(In Thousands)
4.00%
3.50%
3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
-0.50%
-1.00%
(Percentage)

	12/06	03/07	06/07	09/07	12/07	03/08
PLL	$3,746	$1,185	-$490	$1,519	$2,140	$3,150
ALL to LHI	1.04%	1.12%	1.09%	1.13%	1.22%	1.18%

Provident Financial Holdings, Inc.

Transaction Accounts, CDs & Borrowings


(In Millions)
$1,800
$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
$689
$637
$503
$453
$494
$500
$570
$618
$648
$676
$666
$684
$360
$366
$353
$336
$340
$348
12/06
03/07
06/07
09/07
12/07
03/08
(Quarter Ended)
Transaction Accounts
CDs
Borrowings

Deposit Composition


$684
$700
$600
$500
$400
$300
$200
$100
$0
(In Millions)
As of 03/31/2008
$147
$123
$47
$31
CD's
Savings
Interest Checking
Non-Interest Checking
Money Market


$570
$500
$400
$300
$200
$100
$0
(In Millions)
As of 12/31/2006
$159
$126
$46
$29
CD's
Savings
Interest Checking
Non-Interest Checking
Money Market

Mortgage Banking

PROVIDENT
Provident Financial Holdings, Inc.

PROVIDENT
Bank Mortgage™
Faster funded home loans.

Provident Financial Holdings, Inc.

Provident Bank Mortgage Loan Originations


(In Millions)
$400
$350
$300
$250
$200
$150
$100
$50
$0
$79
$310
$37
$294
$39
$189
$34
$97
$33
$98
$32
$86
12/06
03/07
06/07
09/07
12/07
03/08
(Quarter Ended)
Saleable
Portfolio

PBM Purchase vs. Refinance



100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Refinance (%)
Purchase (%)

	12/06	03/07	06/07	09/07	12/07	03/08
Refinance	66%	65%	73%	61%	59%	64%
Purchase	34%	35%	27%	39%	41%	36%

(Quarter Ended)

“High Margin” vs. “Low Margin” Products


(In Millions)
$350
$300
$250
$200
$150
$100
$50
$0
$89
$221
$91
$203
$97
$92
$79
$18
$89
$9
$82
$4
12/06
03/07
06/07
09/07
12/07
03/08
(Quarter Ended)
"High Margin" Products
"Low Margin" Products

Loan Sale Margin



1.20%
1.00%
0.80%
0.60%
0.40%
0.20%
0.00%
1.00%
0.71%
0.31%
0.11%
1.09%
0.41%
12/06
03/07
06/07
09/07
12/07
03/08
(Quarter Ended)

Capital Management

Stockholders' Equity



(In Millions)
$135
$130
$125
$120
$115
$110
$105
$100
$134
$132
$129
$126
$126
$127
12/06
03/07
06/07
09/07
12/07
03/08
(Quarter Ended)

Share Repurchase Program


200,000
180,000
160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
(# of Shares)

	12/06	03/07	06/07	09/07	12/07	03/08
Shares Repurchased	190,338	194,580	168,491	150,712	36,369	0
Average Cost per Share	$30.09	$27.62	$24.79	$22.40	$19.24	$0.00

(Quarter Ended)

Cash Dividend per Share



$0.18
$0.18
$0.18
$0.18
$0.18
$0.18
$0.18
$0.16
$0.14
$0.12
$0.10
$0.08
$0.06
$0.04
$0.02
$0.00
12/06
03/07
06/07
09/07
12/07
03/08
(Quarter Ended)

Consolidated Capital Ratio



Equity to Assets
7.90%
7.80%
7.70%
7.60%
7.50%
7.40%
7.30%
7.20%
7.55%
7.43%
7.81%
7.84%
7.69%
7.60%
12/06
03/07
06/07
09/07
12/07
03/08
(Quarter Ended)

Bank Capital Ratio



Tier 1 Core Capital Ratio
10.00%
9.00%
8.00%
7.00%
6.00%
5.00%
7.14%
7.15%
7.62%
7.17%
7.13%
7.09%
12/06
03/07
06/07
09/07
12/07
03/08
(Quarter Ended)

Value Proposition

PROVIDENT
Provident Financial Holdings, Inc.

Stock Price to Tangible Book Value Multiple


2.00x
1.80x
1.60x
1.40x
1.20x
1.00x
0.80x
0.60x

	Jun 2006	Sep 2006	Dec 2006	Mar 2007	Jun 2007	Sep 2007	Dec 2007	Mar 2008
Price/TBV	1.54x	1.50x	1.52x	1.37x	1.24x	1.10x	0.81x	0.78x

Provident Financial Holdings, Inc.

Stock Performance



$130
$120
$110
$100
$90
$80
$70
$60
$50

	Sep 2006	Dec 2006	Mar 2007	Jun 2007	Sep 2007	Dec 2007	Mar 2008
PROV	$100	$102	$92	$85	$76	$57	$56
Nasdaq Bank Index	$100	$105	$101	$99	$94	$83	$79
Nasdaq Stock Index	$100	$107	$107	$115	$118	$116	$100

Assumes that the value of the investment in the Company's Common Stock and in each Index was $100 on September 30, 2006 and that all dividends were reinvested.

PROVIDENT™

Provident Financial Holdings, Inc.

PROV™ NASDAQ LISTED

www.myprovident.com